UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

___________________________

For the three months ended March 31, 2019

Commission file number 001-36028

ARDMORE SHIPPING CORPORATION

(Exact name of Registrant as specified in its charter)

Belvedere Building,

Ground Floor,

69 Pitts Bay Road,

Pembroke,

HM08,

Bermuda

(Address of principal executive office)

___________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40- F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K are (1) Management’s Discussion and Analysis of Financial Condition and Results of Operations and (2) the unaudited condensed interim consolidated financial statements and related notes of Ardmore Shipping Corporation (the “Company”), as at and for the three months ended March 31, 2019 and 2018.

This Report is hereby incorporated by reference into the following registration statements of the Company:

•	Registration Statement on Form F-3D (Registration No. 333-203205) filed with the U.S. Securities and Exchange Commission on April 2, 2015;

•	Registration Statement on Form F-3 (Registration No. 333-213343) filed with the U.S. Securities and Exchange Commission on August 26, 2016;

•	Registration Statement on Form S-8 (Registration No. 333-213344) filed with the U.S. Securities and Exchange Commission on August 26, 2016; and

•	Registration Statement on Form F-3 (Registration No. 333-227129) filed with the U.S. Securities and Exchange Commission on August 31, 2018.

FORWARD-LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “plan”, “potential”, “should”, “may”, “will”, “expect” and similar expressions are among those that identify forward-looking statements.

Forward-looking statements in this press release include, among others, statements regarding future operating results; the employment of the Company’s vessels; the outcome of the Company’s strategies; future drydocking days; interest rate expense sensitivity; the impact to the Company of the adoption of new or revised auditing standards. The forward-looking statements in this report are based upon various assumptions, including, among others, the Company’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the strength of world economies and currencies; general market conditions, including fluctuations in charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs; changes in the projections of spot and time charter or pool trading of the Company’s vessels; fluctuations in oil prices; the market for the Company’s vessels; competition in the tanker industry; availability of financing and refinancing; charter counterparty performance; ability to obtain financing and comply with covenants in such financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; new or revised accounting pronouncements general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; vessel breakdowns and instances of off-hires; and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company cautions readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARDMORE SHIPPING CORPORATION

Date: May 1, 2019	By:	/s/ Paul Tivnan
Paul Tivnan
Chief Financial Officer, Treasurer and Secretary

ARDMORE SHIPPING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited condensed interim consolidated financial statements and accompanying notes contained in this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18. Financial Statements” and “Item 5. Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2018. The unaudited condensed interim consolidated financial statements included in this report have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and are presented in U.S. dollars as at and for the three months ended March 31, 2019 and 2018. Unless the context otherwise requires, the terms “Ardmore,” the “Company”, “we,” “our” and “us” refer to Ardmore Shipping Corporation (NYSE: ASC) and its consolidated subsidiaries.

GENERAL

Ardmore owns and operates a fleet of MR (Medium Range) product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes (Dwt). Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size tankers.

We are strategically focused on modern, fuel-efficient, mid-size product and chemical tankers. We actively pursue opportunities to exploit the overlap we believe exists between the clean petroleum product (CPP) and chemical sectors in order to enhance earnings, and also seek to engage in more complex CPP trades, such as multi-grade and multi-port loading and discharging operations, where our knowledge of chemical operations is beneficial to our CPP customers.

Our fuel-efficient operations are designed to enhance our investment returns and provide value-added service to our customers. We believe we are at the forefront of fuel efficiency and emissions reduction trends and are well positioned to capitalize on these developments with our fleet of Eco-design and Eco-mod vessels. Our acquisition strategy is to continue to build our fleet with Eco-design newbuildings and modern second-hand vessels that can be upgraded to Eco-mod.

We are an integrated shipping company. The majority of our fleet is technically managed by a combination of Ardmore Shipping Services (Ireland) Limited and Anglo Ardmore Ship Management Limited, a joint venture entity that is 50% owned by us, and we also retain a third-party technical manager for some of our vessels. We have a resolute focus on both high-quality service and efficient operations, and we believe that our corporate overhead and operating expenses are among the lowest of our peers.

We are commercially independent, as we have no blanket employment arrangements with third-party or related-party commercial managers. Through our in-house chartering and commercial team, we market our services directly to a broad range of customers, including oil majors, national oil companies, oil and chemical traders, chemical companies, and pooling service providers. We monitor the tanker markets to understand and best utilize our vessels and may change our chartering strategy to take advantage of changing market conditions.

As of March 31, 2019, our fleet consisted of 26 vessels, which are reflected in the following table:

Vessel Name	Type	Dwt Tonnes	IMO	Built	Country	Flag	Specification
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	Korea	MI	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	Korea	MI	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	Korea	MI	Eco-design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	Korea	MI	Eco-design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-13	Korea	MI	Eco-design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-13	Korea	MI	Eco-design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-14	Korea	MI	Eco-design
Ardmore Seafarer	Product/Chemical	45,744	3	Aug-04	Japan	MI	Eco-mod
Ardmore Seamariner	Product/Chemical	45,726	3	Oct-06	Japan	MI	Eco-mod
Ardmore Sealancer	Product	47,451	—	Jun-08	Japan	MI	Eco-mod
Ardmore Sealeader	Product	47,463	—	Aug-08	Japan	MI	Eco-mod
Ardmore Sealifter	Product	47,472	—	Jul-08	Japan	MI	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Korea	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Korea	MI	Eco-design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	MI	Eco-design
Total	26	1,157,038

SIGNIFICANT DEVELOPMENTS

In November 2018, Ardmore agreed terms for the sale of the Ardmore Seatrader. The sale price for the vessel was $8.3 million and the vessel delivered to the buyer on January 9, 2019. Ardmore recognized a loss of $6.4 million on the sale in the fourth quarter of 2018.

In February 2019, Ardmore agreed terms for the sale of the Ardmore Seamaster. The sale price for the vessel was $9.7 million and the vessel delivered to the buyer on February 19, 2019. Ardmore recognized a loss of $6.6 million on the sale in the first quarter of 2019.

RESULTS OF OPERATIONS

Factors You Should Consider When Evaluating Our Results

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. Please read “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2018 for additional information.

In accordance with U.S. GAAP, we report gross revenues in our income statement and include voyage operating expenses among our operating expenses. Ship-owners base economic decisions regarding the deployment of their vessels upon actual and anticipated time charter equivalent, or TCE rates, (which represent net revenues divided by revenue days) and industry analysts typically measure rates in terms of TCE rates. This is because under time charters and pooling arrangements the customer typically pays the voyage operating expenses, while under voyage charters, also known as spot market charters, the shipowner usually pays the voyage operating expenses. As a result, for vessels employed directly in the spot market, revenue is recognized on a gross freight basis, while under time chartering and pool arrangements, the charterer typically pays voyage operating expenses and revenue is recognized on a net basis. To normalize these differences, the discussion of revenue below focuses on TCE rates where applicable. Net revenues, a non-U.S. GAAP financial measure, represents revenues less commission and voyage expenses. Commission and voyage expenses, are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

Statement of Operations for the Three Months Ended March 31, 2019 and March 31, 2018

The following table presents our operating results for the three months ended March 31, 2019 and March 31, 2018.

INCOME STATEMENT DATA	Three months ended
	Mar 31, 2019	Mar 31, 2018	Variance	Variance (%)
REVENUE
Revenue	$62,266,387	$50,471,524	$11,794,863	23%

OPERATING EXPENSES
Commissions and voyage expenses	27,250,124	19,522,819	(7,727,305)	(40)%
Vessel operating expenses	16,838,288	17,267,459	429,171	2%
Depreciation	8,230,492	8,661,475	430,983	5%
Amortization of deferred drydock expenditure	1,138,763	832,644	(306,119)	(37)%
General and administrative expenses
Corporate	3,583,173	2,936,449	(646,724)	(22)%
Commercial and chartering	1,056,621	809,993	(246,628)	(30)%
Total operating expenses	58,097,461	50,030,839	(8,066,622)	(16)%

Profit from operations	4,168,926	440,685	3,728,241	846%

Interest expense and finance costs	(6,957,660)	(5,701,991)	(1,255,669)	(22)%
Interest income	238,338	114,765	123,573	108%
Loss on sale of vessel	(6,569,763)	-	(6,569,763)	(100)%

Loss before taxes	(9,120,159)	(5,146,541)	(3,973,618)	(77)%

Income tax	(33,620)	(26,080)	(7,540)	(29)%

Net loss	$(9,153,779)	$(5,172,621)	$(3,981,158)	(77)%

Revenue. Revenue for the three months ended March 31, 2019 was $62.3 million, an increase of $11.8 million from $50.5 million for the three months ended March 31, 2018.

The Company’s average number of owned vessels decreased to 26.7 for the three months ended March 31, 2019 from 27.7 for the three months ended March 31, 2018, resulting in revenue days of 2,260 for the three months ended March 31, 2019 as compared to 2,416 for the three months ended March 31, 2018.

The Company had 26 and 24 vessels employed directly in the spot market as at March 31, 2019 and March 31, 2018, respectively. For spot chartering arrangements, the Company had 2,260 revenue days for the three months ended March 31, 2019, as compared to 1,784 for the three months ended March 31, 2018. This increase in spot chartering revenue days resulted in an increase in revenue of $10.9 million, while changes in spot rates resulted in an increase in revenue of $10.4 million.

The Company had zero and four vessels employed under third-party pool arrangements as at March 31, 2019 and March 31, 2018, respectively. Revenue days derived from pool arrangements were zero for the three months ended March 31, 2019, as compared to 632 for the three months ended March 31, 2018. Removing all vessels from third-party pool arrangements during 2018 resulted in a decrease in pool revenue of $9.5 million for the three months ended March 31, 2019.

For vessels employed directly in the spot market, the Company typically pays all voyage expenses, and revenue is recognized on a gross freight basis, while under pool arrangements, the charterer typically pays voyage expenses, and revenue is recognized on a net basis.

Commissions and Voyage Expenses. Commissions and voyage expenses were $27.3 million for the three months ended March 31, 2019, an increase of $7.8 million from $19.5 million for the three months ended March 31, 2018. Commissions and voyage expenses increased due to the increased number of revenue days during the three months ended March 31, 2019 derived from spot charter arrangements where the Company typically pays all voyage expenses and revenue is recognized on a gross freight basis.

TCE Rate. The average TCE rate for our fleet was $15,005 per day for the three months ended March 31, 2019, an increase of $2,108 per day from $12,897 per day for the three months ended March 31, 2018. The increase in average TCE rate was primarily the result of higher spot rates for the three months ended March 31, 2019.

Vessel Operating Expenses. Vessel operating expenses were $16.8 million for the three months ended March 31, 2019, a decrease of $0.5 million from $17.3 million for the three months ended March 31, 2018. This decrease is due to a decrease in the average number of vessels in operation for the three months ended March 31, 2019. Vessel operating expenses by their nature are prone to fluctuations between periods. Average fleet operating expenses per day, including technical management fees, were $6,941 for the three months ended March 31, 2019 as compared to $6,786 for the three months ended March 31, 2018.

Depreciation. Depreciation expense for the three months ended March 31, 2019 was $8.2 million, a decrease of $0.5 million from $8.7 million for the three months ended March 31, 2018. This decrease is primarily due to a decrease in the average number of owned vessels to 26.7 for the three months ended March 31, 2019, from 27.7 for the three months ended March 31, 2018.

Amortization of Deferred Drydock Expenditure. Amortization of deferred drydock expenditure for the three months ended March 31, 2019 was $1.1 million, an increase of $0.3 million from $0.8 million for the three months ended March 31, 2018. The capitalized costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended March 31, 2019 were $3.6 million, an increase of $0.7 million from $2.9 million for the three months ended March 31, 2018. The increase is primarily due to the issuance of new stock appreciation awards and restricted stock units in the first quarter of 2019 and increased staff salaries due to a higher headcount for the three months ended March 31, 2019 compared to March 31, 2018.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to the Company’s chartering and commercial operations departments in connection with the Company’s spot trading activities. Commercial and chartering expenses for the three months ended March 31, 2019 were $1.1 million, an increase of $0.3 million from $0.8 million for the three months ended March 31, 2018. This increase is a result of the increased number of vessels trading directly in the spot market by the Company’s chartering and commercial operations departments.

Interest Expense and Finance Costs. Interest expense and finance costs include loan interest, finance lease interest, and amortization of deferred finance fees. Interest expense and finance costs for the three months ended March 31, 2019 were $7.0 million, as compared to $5.7 million for the three months ended March 31, 2018. Cash interest expense increased by $1.4 million to $6.5 million for the three months ended March 31, 2019, from $5.1 million for the three months ended March 31, 2018. These increases in interest expense and finance costs are attributable to an increased average LIBOR during the three months ended March 31, 2019, compared to the three months ended March 31, 2018 as well as a change in our debt structure due to new finance leases entered into as part of vessel financing transactions during 2018. Amortization of deferred finance fees for the three months ended March 31, 2019 was $0.5 million, a decrease of $0.1 million from $0.6 million for the three months ended March 31, 2018.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities and capital raised through financing transactions. As at March 31, 2019, our total cash and cash equivalents were $52.3 million, a decrease of $4.6 million from $56.9 million as at December 31, 2018. We believe that our working capital, together with expected cash flows from operations and availability under credit facilities, will be sufficient for our present requirements.

Our short-term liquidity requirements include the payment of operating expenses (including voyage expenses and bunkers from spot chartering our vessels), drydocking expenditures, debt servicing costs, lease payments, any dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. Our short-term spot charters contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. Spot charters preserve flexibility to take advantage of increasing rate environments, but also expose the ship-owner to decreasing rate environments.

Our long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that our long-term sources of funds will be cash balances, long-term bank borrowings, finance leases and other debt or equity financings. We expect that we will rely upon these financing sources, to fund acquisitions and expansion capital expenditures.

Our credit facilities and finance leases are described in Notes 2 (“Debt”) and 3 (“Finance leases”), respectively, to our condensed interim consolidated financial statements included in this Report on Form 6-K. Our financing facilities contain covenants and other restrictions we believe are typical of debt financing collateralized by vessels, including among others covenants that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness, granting certain liens, and selling, transferring, assigning or conveying assets. Our financing facilities do not impose a restriction on dividends, distributions, or returns of capital unless an event of default has occurred, is continuing or will result from such payment. Our financing facilities require us to maintain various financial covenants. Should we not meet these financial covenants or other covenants, the lenders may declare our obligations under the applicable agreements immediately due and payable, and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at March 31, 2019, we were in compliance with all covenants relating to our financing facilities.

CASH FLOW DATA

Cash Flow Data for the Three Months Ended March 31, 2019 and March 31, 2018

CASH FLOW DATA	Three months ended
	Mar 31, 2019	Mar 31, 2018
Net cash provided by operating activities	$1,565,051	$4,999,496
Net cash provided by / (used in) investing activities	16,608,390	(15,387,897)
Net cash (used in) / provided by financing activities	(22,788,101)	6,214,790

Cash provided by operating activities

For the three months ended March 31, 2019, cash flow provided by operating activities was $1.6 million. Net profit (after adding back depreciation, amortization, loss on sale of vessel, etc.) was an inflow of $7.7 million. Changes in operating assets and liabilities resulted in an outflow of $4.2 million and drydock payments were $1.9 million.

For the three months ended March 31, 2018, cash flow provided by operating activities was $5.0 million. Net profit (after adding back depreciation, amortization, etc.) was an inflow of $4.9 million. Changes in operating assets and liabilities resulted in an inflow of $0.9 million and drydock payments were $0.8 million.

Cash provided by / (used in) investing activities

For the three months ended March 31, 2019, net cash provided by investing activities was $16.6 million. Net proceeds from the sales of the Ardmore Seatrader and Ardmore Seamaster were $17.6 million. Payments in relation to vessel equipment, ballast water treatment systems, leasehold improvements and other non-current assets were $1.0 million.

For the three months ended March 31, 2018, net cash used in investing activities was $15.4 million, consisting of payments in relation to the acquisition of the Ardmore Sealancer, vessel equipment, leasehold improvements and other non-current assets.

Cash (used in) / provided by financing activities

For the three months ended March 31, 2019, the net cash used in financing activities was $22.8 million. Repayments of debt amounted to $10.0 million and total principal repayments of finance lease arrangements were $12.8 million.

For the three months ended March 31, 2018, the net cash provided by financing activities was $6.2 million. Proceeds from finance lease arrangements were $16.1 million and net proceeds from an equity offering amounted to $2.2 million. Repayments of debt amounted to $10.7 million and total principal repayments of finance lease arrangements were $1.1 million. We also made payments of $0.3 million related to deferred finance fees in respect of finance lease arrangements.

CAPITAL EXPENDITURES

Drydock

The drydocking schedule for our vessels that were in operation as of March 31, 2019 is as follows:

	For the Years Ended December 31,
	2019	2020	2021	2022
Number of vessels in drydock (excluding in-water surveys)	8	10	10	1

We endeavor to manage the timing of future dockings across the fleet in order to minimize the number of vessels that are drydocked at any one time. As our fleet matures and expands, our drydock expenses are likely to increase.

CRITICAL ACCOUNTING ESTIMATES

We prepare our financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ materially from our assumptions and estimates. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2018. There have been no significant changes to these estimates and assumptions in the three months ended March 31, 2019.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

DISCLOSURES ABOUT MARKET RISK

In addition to the risks set forth below, you should carefully consider the risk factors discussed in “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2018, regarding risks which could materially affect our business, financial condition and results of operations.

Foreign Exchange Risk

The majority of our transactions, assets and liabilities are denominated in U.S. Dollars, our functional currency. We incur certain general and operating expenses in other currencies (primarily the Euro, Singapore Dollar, and Pounds Sterling) and, as a result, there is a risk that currency fluctuations may have a negative effect on the value of our cash flows. Such risk may also have an adverse effect on our financial condition and results of operations. We believe these adverse effects to be immaterial and we have not entered into any derivative contracts to manage foreign exchange risk during the three months ended March 31, 2019.

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our results of operations and our ability to repay debt. We regularly monitor interest rate exposure and may enter into swap arrangements to hedge exposure where it is considered economically advantageous to do so.

The disclosure in the immediately following paragraph about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts. A sensitivity analysis is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the extraordinarily complex market reactions that normally would arise from the market shifts. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential impacts on our borrowings.

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense for the three-month period ended March 31, 2019 by $1.0 million using the average long-term debt balance and finance leases balance and actual interest incurred in each period.

Liquidity Risk

Our principal objective in relation to liquidity is to ensure that we have access at minimum cost to sufficient liquidity to enable us to meet our obligations as they come due and to provide adequately for contingencies. Our policy is to manage our liquidity by forecasting of cash flows arising from or expense relating to time charter revenue, pool revenue, vessel operating expenses, general and administrative overhead and servicing of debt.

Credit Risk

There is a concentration of credit risk with respect to our cash and cash equivalents to the extent that substantially all of the amounts are held in ABN Bank and Nordea Bank, and in short-term funds (with a credit risk rating of at least AA) managed by Blackrock and State Street Global Advisors. While we believe this risk of loss is low, we intend to review and revise our policy for managing cash and cash equivalents if considered prudent to do so.

We limit our credit risk with trade accounts receivable by performing ongoing credit evaluations of our customers’ financial condition. We generally do not require collateral for our trade accounts receivable.

We may be exposed to a credit risk in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk regularly and perform on-going evaluations of these charterers for credit risk, including credit concentration risk. As at March 31, 2019, our 26 vessels in operation were employed with 20 different charterers.

Ardmore Shipping Corporation

INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Ardmore Shipping Corporation

Unaudited Condensed Interim Consolidated Balance Sheets

As at March 31, 2019 and December 31, 2018
(Expressed in U.S. Dollars, unless otherwise stated)

	As at
	Mar 31, 2019	Dec 31, 2018
ASSETS
Current assets
Cash and cash equivalents	52,288,378	56,903,038
Vessel held for sale	-	8,083,405
Receivables, trade	27,650,482	27,460,132
Prepayments	1,534,639	1,291,399
Advances and deposits	2,857,280	2,132,804
Other receivables	709,781	786,084
Inventories	11,264,168	12,812,039
Total current assets	96,304,728	109,468,901

Non-current assets
Vessels and vessel equipment, net	697,751,341	721,492,473
Ballast water treatment systems, net	1,339,292	528,774
Deferred drydock expenditure, net	8,452,410	7,127,364
Leasehold improvements, net	409,744	423,620
Other non-current assets, net	3,537,367	3,549,511
Operating lease, right of use asset	2,051,985	2,169,158
Total non-current assets	713,542,139	735,290,900

TOTAL ASSETS	809,846,867	844,759,801

LIABILITIES AND EQUITY
Current liabilities
Payables, trade	20,721,248	24,608,108
Other payables	67,414	35,900
Accrued interest on debt and finance leases	1,749,355	1,732,859
Current portion of long-term debt	21,309,147	22,834,543
Current portion of finance lease obligations	17,629,399	25,849,200
Current portion of operating lease obligations	452,617	477,147
Total current liabilities	61,929,180	75,537,757

Non-current liabilities
Non-current portion of long-term debt	197,442,751	205,519,705
Non-current portion of finance lease obligations	211,240,664	215,626,898
Non-current portion of operating lease obligations	1,362,066	1,491,507
Total non-current liabilities	410,045,481	422,638,110

Equity
Share capital	350,192	350,192
Additional paid in capital	414,950,454	414,508,403
Treasury stock	(15,348,909)	(15,348,909)
Accumulated deficit	(62,079,531)	(52,925,752)
Total equity	337,872,206	346,583,934

TOTAL LIABILITIES AND EQUITY	809,846,867	844,759,801

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Ardmore Shipping Corporation

Unaudited Condensed Interim Consolidated Statement of Operations

For the three months ended March 31, 2019 and March 31, 2018
(Expressed in U.S. Dollars, unless otherwise stated)

	Three months ended
	Mar 31, 2019	Mar 31, 2018
REVENUE
Revenue	62,266,387	50,471,524

OPERATING EXPENSES
Commissions and voyage expenses	27,250,124	19,522,819
Vessel operating expenses	16,838,288	17,267,459
Depreciation	8,230,492	8,661,475
Amortization of deferred drydock expenditure	1,138,763	832,644
General and administrative expenses
Corporate	3,583,173	2,936,449
Commercial and chartering	1,056,621	809,993
Total operating expenses	58,097,461	50,030,839

Profit from operations	4,168,926	440,685

Interest expense and finance costs	(6,957,660)	(5,701,991)
Interest income	238,338	114,765
Loss on sale of vessel	(6,569,763)	-

Loss before taxes	(9,120,159)	(5,146,541)

Income tax	(33,620)	(26,080)

Net loss	(9,153,779)	(5,172,621)

Net loss per share, basic and diluted	(0.28)	(0.16)

Weighted average number of shares outstanding, basic and diluted	33,097,831	32,445,415

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Ardmore Shipping Corporation

Unaudited Condensed Interim Consolidated Statements of Changes in Equity

For the three months ended March 31, 2019 and March 31, 2018

(Expressed in U.S. Dollars, unless otherwise stated)

	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury stock	Accumulated deficit	TOTAL

Balance as at January 1, 2018	32,139,956	340,613	405,549,985	(15,348,909)	(9,567,929)	380,973,760
Adoption of accounting standard	-	-	-	-	(418,822)	(418,822)
Share-based compensation	-	-	38,806	-	-	38,806
Net proceeds from equity offerings	305,459	-	2,224,611	-	-	2,224,611
Loss for the period	-	-	-	-	(5,172,621)	(5,172,621)
Balance as at March 31, 2018	32,445,415	340,613	407,813,402	(15,348,909)	(15,159,372)	377,645,734

Balance as at January 1, 2019	33,097,831	350,192	414,508,403	(15,348,909)	(52,925,752)	346,583,934
Share-based compensation	-	-	442,051	-	-	442,051
Loss for the period	-	-	-	-	(9,153,779)	(9,153,779)
Balance as at March 31, 2019	33,097,831	350,192	414,950,454	(15,348,909)	(62,079,531)	337,872,206

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Ardmore Shipping Corporation

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the three months ended March 31, 2019 and March 31, 2018

(Expressed in U.S. Dollars, unless otherwise stated)

	Three months ended
	Mar 31, 2019	Mar 31, 2018
OPERATING ACTIVITIES
Net loss	(9,153,779)	(5,172,621)
Adjustment to reconcile net loss to net cash flow provided by operating activities:
Depreciation	8,230,492	8,661,475
Amortization of deferred drydock expenditure	1,138,763	832,644
Share-based compensation	442,051	38,806
Loss on sale of vessel	6,569,763	-
Amortization of deferred finance fees	514,887	592,254
Foreign exchange on operating leases	(36,799)	-
Changes in operating assets and liabilities:
Receivables, trade	(190,350)	243,813
Prepayments	(243,240)	(466,430)
Advances and deposits	(724,475)	637,954
Other receivables	76,303	(1,198,394)
Inventories	1,547,871	(1,286,203)
Payables, trade	(3,886,860)	2,105,731
Accruals for drydocking	(849,900)	-
Other payables	32,500	699,280
Accrued interest on debt and finance leases	16,496	75,960
Deferred drydock expenditure	(1,918,672)	(764,773)
Net cash provided by operating activities	1,565,051	4,999,496

INVESTING ACTIVITIES
Net proceeds from sale of vessels	17,558,372	-
Payments for acquisition of vessels and equipment	(48,241)	(15,261,695)
Payments for acquisition of ballast water treatment systems	(840,649)	-
Payments for leasehold improvements	(13,030)	(52,936)
Payments for other non-current assets	(48,062)	(73,266)
Net cash provided by / (used in) investing activities	16,608,390	(15,387,897)

FINANCING ACTIVITIES
Proceeds from long-term debt	3,048	-
Repayments of long-term debt	(10,003,609)	(10,667,920)
Proceeds from finance leases	-	16,100,000
Repayments of finance leases	(12,787,540)	(1,119,901)
Payments for deferred finance fees	-	(322,000)
Net proceeds from equity offering	-	2,224,611
Net cash (used in) / provided by financing activities	(22,788,101)	6,214,790

Net decrease in cash and cash equivalents	(4,614,660)	(4,173,611)

Cash and cash equivalents at the beginning of the year	56,903,038	39,457,407

Cash and cash equivalents at the end of the period	52,288,378	35,283,796

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and March 31, 2018

(Expressed in U.S. Dollars, unless otherwise stated)

1.	General information and significant accounting policies

1.1.	Background

Ardmore Shipping Corporation (NYSE: ASC) (ASC), together with its subsidiaries (collectively, “Ardmore” or “the Company”), provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size product and chemical tankers. As at March 31, 2019, Ardmore had 26 vessels in operation. The average age of Ardmore’s operating fleet as at March 31, 2019 was 6.0 years.

1.2.	Management and organizational structure

ASC was incorporated in the Republic of the Marshall Islands on May 14, 2013. ASC commenced business operations through its predecessor company, Ardmore Shipping LLC, on April 15, 2010. As of March 31, 2019, to Ardmore’s knowledge, no shareholder owned more than 10% of ASC’s common stock.

As at March 31, 2019, ASC had 75 wholly-owned subsidiaries, the majority of which represent single ship-owning companies for ASC’s fleet, and one 50%-owned joint-venture entity which provides technical management services to the majority of the ASC fleet. Ardmore Shipping (Bermuda) Limited, a wholly-owned subsidiary incorporated in Bermuda, carries out the Company’s management services and associated functions. Ardmore Shipping Services (Ireland) Limited, a wholly-owned subsidiary incorporated in Ireland, provides the Company’s corporate, accounting, fleet administration and operations services. Each of Ardmore Shipping (Asia) Pte. Limited and Ardmore Shipping (Americas) LLC, wholly-owned subsidiaries incorporated in Singapore and Delaware, respectively, performs commercial management and chartering services for the Company.

1.3.	Basis of preparation

The accompanying unaudited condensed interim consolidated financial statements, which include the accounts of ASC and its subsidiaries, have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and applicable rules and regulations of the U.S. Securities and Exchange Commission (SEC) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. All subsidiaries are 100% directly or indirectly owned by ASC. All intercompany balances and transactions have been eliminated on consolidation. Certain prior period amounts within the statement of changes in equity have been reclassified to be consistent with the current period’s presentation. These unaudited condensed interim consolidated statements and the accompanying notes should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2018.

These unaudited condensed interim consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows as at and for the periods presented.

In accordance with the SEC Disclosure Update and Simplification Release, which is effective from November 2018 for interim results presentation, the presentation of the statement of changes in equity reflects the results for the three months ended March 31, 2019 and 2018.

The condensed consolidated balance sheet as of December 31, 2018 has been derived from the audited financial statements at that date but does not include all of the footnotes required by U.S. GAAP for complete financial statements.

1.4.	Summary of significant accounting policies

There have been no changes in the Company’s significant accounting policies for the three months ended March 31, 2019 as compared to the significant accounting policies described in the Company’s audited consolidated financial statements for the year ended December 31, 2018. The accounting policies used in the preparation of the unaudited condensed interim consolidated financial statements are consistent with those applied in the audited financial statements for the year ended December 31, 2018.

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and March 31, 2018

(Expressed in U.S. Dollars, unless otherwise stated)

1.4.	Summary of significant accounting policies (continued)

1.4.1.	Lease revenue from voyage charters

For the majority of the Company’s spot charters, the Company make its vessels and crew available to operate as determined by the charterer. On this basis, the Company has concluded that these spot charter contracts contain a lease component for accounting purposes. For spot charters where the customer is not taking control of the vessel and only requires a method of transportation, the Company has concluded that these charters do not contain a lease component and are considered service contracts.

For those spot charters that contain a lease, the Company has performed a quantitative and qualitative analysis to determine whether the lease component or the non-lease component is the predominant component of the contract. The Company has determined that the appropriate timeframe for the Company’s quantitative analysis is a period of 10 years. The Company believes that a 10-year period is an appropriate timeframe because this period is expected to include low and high points in the normal shipping cycle. Therefore, the conclusion on this quantitative analysis is expected to be generally consistent, regardless of when the analysis is done in the determined timeframe. The Company’s conclusion on the quantitative analysis done on this basis is that the lease component is the predominant component. For its qualitative analysis, the Company considered that the predominant benefit for its customers is taking control of the vessel and having the right to direct its use, rather than the benefit derived from the service the Company provides executing the customers’ instructions. Based on the Company’s qualitative analyses, the Company has also concluded that the lease component is the predominant component. As the period the Company makes its vessels and crew available is the same period that it provides the service to execute the customer’s orders, the Company has concluded that lease and non-lease component have the same pattern of transfer. As permitted by ASC 842, the Company has taken the practical expedient to not disclose the different lease and non-lease components.

Additionally, for those spot charters that the Company determined contain a lease the Company is the lessor and these spot charters have terms that allow the charterer to exercise substantive decision-making rights which have an economic value to the charterer and therefore allow the charterer to direct how and for what purpose the vessel will be used. Under these charters there are no substantive substitution rights and the vessel is specified in the contract. Voyage expenses will be recognized over the term of the lease. Initial costs, such as broker commissions, are deferred and expensed over the voyage term.

Lease revenues from voyage charters on the spot market are recognized ratably on a discharge-to-discharge basis i.e. from when cargo is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. On those cases where the charterer directs the use of the vessel from the loading port, lease revenue is recognized ratably on a load to discharge basis, i.e. from when cargo is loaded at the port to when it is discharged. Revenue is recognized in both of these cases, provided an agreed non-cancellable charter between the Company and the charterer is in existence, and collectability is reasonably assured. Lease revenue under voyage charters is not recognized until a charter has been agreed even if the vessel has discharged its previous cargo and is proceeding to an anticipated port of loading.

Demurrage revenue represents payments by the charterer to the Company when the loading or discharging time exceeds the stipulated time in the voyage charter. Demurrage is only included in the voyage revenue recognition when the excess time has been incurred. The additional time required to execute the charterer’s orders are not considered distinct but to form part of the single obligation of making the vessel and the crew available and executing the charterer’s orders. Demurrage revenue is recognized ratably on a discharge-to-discharge basis, provided collection is reasonably assured.

1.4.2.	Pool revenues

Ardmore includes certain of its vessels in commercial pooling arrangements from time to time. The pooling arrangements in which Ardmore participated in 2018, are arrangements in which the earnings from all participants are pooled and shared. In these arrangements, the members seek to benefit from the more efficient employment of their vessels as the manager leverages the size of the fleet commercially and operationally. The manager is responsible for the commercial management on behalf of the members of the pool, and the pool members are responsible for maintaining the operational efficiency of their participating vessels. Pool revenues and expenses for the Company’s pool arrangements have been accounted for in accordance with the guidance for collaborative arrangements. Revenues and voyage expenses of Ardmore’s vessels operating in commercial pooling arrangements are pooled with the revenues and voyage expenses of other pool participants. The resulting net pool revenues are allocated to the pool participants according to an agreed formula. The formulas used to allocate net pool revenues allocate revenue to pool participants on the basis of the number of days a vessel operates in the pool with weighted adjustments made to reflect the vessels’ differing capacities and performance capabilities. Therefore, the determined net revenues represent the pool members’ consideration for their different contribution to the collaborative arrangement. Ardmore accounts for its vessels’ share of net pool revenue on a monthly basis. Net pool revenues due from the pooling arrangements are included in receivables, trade.

1.4.3.	Service revenue from voyages

Voyage charters on the spot market that do not meet the lease definition are recognized ratably on a load-to-discharge basis, (i.e. from when cargo is loaded at the port to when it is discharged after the voyage). Demurrage revenue, which is included in voyage revenues, represents payments by the charterer to Ardmore when the loading or discharging time exceeds the stipulated time in the voyage charter, and is also recognized ratably on a load-to-discharge basis. This reflects the consideration to which the Company expects to be entitled to receive in exchange for the promised services. Voyage expenses, including, among other, commissions and administration fees, are deferred and expensed over the voyage term. Initial costs to reposition a vessel are considered fulfillment costs and are deferred and recognized from load to discharge in the same manner as the voyage expenses.

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and March 31, 2018

(Expressed in U.S. Dollars, unless otherwise stated)

1.4.	Summary of significant accounting policies (continued)

1.4.4.	Expenses

Voyage expenses, including, among others, commissions and administration fees, are deferred and expensed over the voyage term. Under time charters or pool employment, expenses such as, port fees, cargo loading and unloading expenses, canal tolls and agency fees are paid by the charterers. Under voyage charters, these expenses are borne by Ardmore and are deferred and expensed over the voyage term.

Bunker fuel expenses under voyage charters are borne by Ardmore and these are expensed as incurred.

Vessel operating expenses are costs that are directly attributable to the operation of the vessels such as costs of crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees. Vessel operating expenses are expensed as incurred.

1.4.5.	Operating leases (office rent)

Operating leases relate to long-term commitments for the Company’s offices. Ardmore recognizes on the balance sheet the right to use those assets and a corresponding liability in respect of all material lease contracts. The discount rate used for calculating the cost of the operating leases is the incremental cost of borrowing.

1.4.6.	Finance leases

Finance leases relate to financing arrangements for vessels in operation. Interest costs are expensed to interest expense and finance costs in the consolidated statement of operations using the effective interest method over the life of the lease.

1.4.7.	Impairment

Vessels and equipment that are “held and used” are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. When such indicators are present, a vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount together with the carrying value of deferred drydock and special survey costs related to the vessel. Net operating cash flows are determined by applying various assumptions regarding future revenues net of commissions, operating expenses, scheduled drydockings, expected off-hire and scrap values, and taking into account historical revenue data and published forecasts on future world economic growth and inflation. In estimating future revenues, the Company considers charter rates for each vessel class over the estimated remaining lives of the vessels using both historical average rates for the Company over the last 5 years, where available, and historical average one-year time charter rates for the industry over the last 10 years in each case adjusted for inflation. Recognizing that rates tend to be cyclical and considering market volatility based on factors beyond the Company’s control, management believes it is reasonable to use estimates based on a combination of more recent inflation-adjusted internally-generated rates and the inflation-adjusted 10-year average historical average industry rates.

An impairment charge is recognized if the carrying value is in excess of the estimated future undiscounted net operating cashflows. The impairment loss is measured based on the excess of the carrying amount over the fair market value of the asset.

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and March 31, 2018

(Expressed in U.S. Dollars, unless otherwise stated)

1.5.	Share-based payments

Ardmore may grant share-based payment awards, such as restricted stock units and stock appreciation rights, as incentive-based compensation to certain of its directors, executive officers and employees. Ardmore measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period, which generally equals the vesting period. If the award contains a market condition, such conditions are included in the determination of the fair value of the award. Once the fair value has been determined, the associated expense is recognized in the consolidated statement of operations over the requisite service period. For additional information, please see Note 8 (“Stock appreciation rights”) and Note 9 (“Restricted stock units”).

1.6.	Recent accounting pronouncements

In June 2016, the FASB issued ASU 2016-13: Financial Instruments - Credit Losses (Topic 326) which requires recognition of management’s estimates of current expected credit losses, rather than the current incurred losses model. The new model is generally applicable to all financial instruments that are not accounted for at fair value through net income. The standard will be effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. We are currently assessing the impact of guidance; however, the Company does not expect adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

1.7.	Financial instruments

The carrying values of cash and cash equivalents, accounts receivable and accounts payable reported in the consolidated balance sheet are reasonable estimates of their fair values due to their short-term nature. The fair values of long-term debt approximate the recorded values, due to the variable interest rates payable.

2.	Debt

As at March 31, 2019 Ardmore had five loan facilities, which it has used primarily to finance vessel acquisitions or vessels under construction and also for working capital. ASC’s applicable ship-owning subsidiaries have granted first-priority mortgages against the relevant vessels in favor of the lenders as security for Ardmore’s obligations under the loan facilities, which totaled 14 vessels as at March 31, 2019. ASC and its subsidiary ASLLC have provided guarantees in respect of the loan facilities. ASC has granted a guarantee over its trade receivables in respect of the ABN AMRO Revolving Facility. These guarantees can be called upon following a payment default. The outstanding principal balances on each loan facility as at March 31, 2019 and December 31, 2018 were as follows:

	As at
	Mar 31, 2019	Dec 31, 2018
NIBC Bank Facility	7,110,000	7,465,000
CACIB Bank Facility	30,600,000	31,300,000
ABN/DVB/NIBC Joint Bank Facility	85,008,027	92,131,594
Nordea/SEB Joint Bank Facility	84,546,805	86,371,847
ABN AMRO Revolving Facility	14,997,327	14,994,279
Total debt	222,262,159	232,262,720
Deferred finance fees	(3,510,261)	(3,908,472)
Net total debt	218,751,898	228,354,248
Current portion of long-term debt	22,617,892	24,217,892
Current portion of deferred finance fees	(1,308,745)	(1,383,349)
Total current portion of long-term debt	21,309,147	22,834,543
Non-current portion of long-term debt	197,442,751	205,519,705

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and March 31, 2018

(Expressed in U.S. Dollars, unless otherwise stated)

2.	Debt (continued)

Future minimum repayments under the Company’s loan facilities for each year indicated below are as follows:

As at
Mar 31, 2019
2019	16,963,419
2020	37,615,219
2021	25,372,029
2022	142,311,492
222,262,159

NIBC Bank Facility

On September 12, 2014, one of ASC’s subsidiaries entered into a $13.5 million long-term loan facility with NIBC Bank N.V. to finance a second-hand vessel acquisition which delivered to Ardmore in 2014. The facility was drawn down in September 2014 and bears interest at a rate of LIBOR plus 2.90%. Principal repayments on the loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The loan facility matures in September 2021.

CACIB Bank Facility

On May 22, 2014, two of ASC’s subsidiaries entered into a $39.0 million long-term loan facility with Credit Agricole Corporate and Investment Bank to finance two vessels under construction. On March 10, 2016, this facility was refinanced, the lenders provided an additional $25 million commitment for additional financing and an additional tranche of $2.3 million was drawn down. The $25 million of additional financing was drawn and repaid in full during the three-month period ended September 30, 2016. Interest is calculated on each tranche at a rate of LIBOR plus 2.50%. Principal repayments on the loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The full facility matures in 2022.

ABN/DVB/NIBC Joint Bank Facility

On January 13, 2016, 12 of ASC’s subsidiaries entered into a $213 million long-term loan facility with ABN AMRO Bank N.V. (“ABN AMRO”) and DVB Bank America N.V. to refinance existing facilities. The loan was fully drawn down on January 22, 2016. Interest is calculated at a rate of LIBOR plus 2.55%. Principal repayments on the loans are made on a quarterly basis, with a balloon payment payable with the final instalment. The loan matures in 2022. In May 2017, $20.1 million was repaid as part of the refinancing of the Ardmore Sealeader and Ardmore Sealifter. On December 7, 2018, one of the tranches was repaid as part of the refinancing of the Ardmore Engineer. On February 19, 2019, one of the traches was repaid due to the sale of the Ardmore Seamaster.

On August 4, 2016, an incremental term loan of $36.6 million was made under the amended facility in order to fund two vessel acquisitions, and NIBC Bank N.V. joined as an additional lender under the facility. The incremental term loan consisted of two tranches, and interest is calculated at a rate of LIBOR plus 2.75%. On December 6, 2018, the two additional tranches were repaid as part of the refinancing of the Ardmore Seavanguard and Ardmore Exporter.

Nordea/SEB Joint Bank Facility

On January 13, 2016, seven of ASC’s subsidiaries entered into a $151 million long-term loan facility with Nordea Bank AB (publ) and Skandinaviska Enskilda Banken AB (publ) to refinance existing facilities. The loan was fully drawn down on January 22, 2016. Interest is calculated at a rate of LIBOR plus 2.50%. Principal repayments on the loans are made on a quarterly basis, with a balloon payment payable with the final instalment. On October 29, 2018, two of the tranches were repaid as part of the refinancing of the Ardmore Dauntless and Ardmore Defender. The loan matures in 2022.

ABN AMRO Revolving Facility

On October 24, 2017, Ardmore entered into a $15 million revolving credit facility with ABN AMRO to fund working capital. Interest is calculated at a rate of LIBOR plus 3.5%. Interest payments are payable on a quarterly basis. The facility matures in October 2020 with an option to extend for a further year.

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and March 31, 2018

(Expressed in U.S. Dollars, unless otherwise stated)

2.	Debt (continued)

Long-term debt financial covenants

Ardmore’s existing long-term debt facilities described above include certain covenants. The financial covenants require that ASC:

•	maintain minimum solvency of not less than 30%;

•	maintain minimum cash and cash equivalents based on the number of vessels owned and chartered-in and 5% of outstanding debt; the required minimum cash balance as of March 31, 2019, was $22.4 million;

•	ensure that the aggregate fair market value of the applicable vessels plus any additional collateral is, depending on the facility, no less than 130% of the debt outstanding for the facility;

•	maintain a corporate net worth of not less than $150 million; and

•	maintain positive working capital, excluding balloon maturities.

The Company was in full compliance with all of its loan covenants as of March 31, 2019 and 2018.

3.	Finance leases

As at March 31, 2019 Ardmore was a party, as the lessee, to six finance lease facilities, which it has used primarily to finance vessel acquisitions and for working capital. ASC’s applicable ship-owning subsidiaries have granted first-priority mortgages against the relevant vessels in favor of the lenders as security for Ardmore’s obligations under the finance lease facilities, which totaled 12 vessels as at March 31, 2019. ASC has provided guarantees in respect of the finance lease facilities. These guarantees can be called upon following a payment default. The outstanding principal balances on each finance lease facility as at March 31, 2019 and December 31, 2018 were as follows:

	As at
	Mar 31, 2019	Dec 31, 2018
River Hudson LLC	-	10,380,600
Japanese Leases No.1 and 2	35,056,400	36,253,400
Japanese Lease No.3	17,285,500	17,870,500
CMBFL Leases No.1 to 4	85,582,288	87,496,402
Ocean Yield ASA	65,229,240	66,563,040
Japanese Lease No.4	25,540,478	26,061,943
China Huarong Leases	50,339,676	51,555,997
Total minimum finance lease payments	279,033,582	296,181,882
Amounts representing interest and deferred finance fees	(50,163,519)	(54,705,784)
Net minimum finance lease payments	228,870,063	241,476,098
Amount receivable in respect of finance leases	(2,880,000)	(2,880,000)
Adjusted net minimum finance lease payments	225,990,063	238,596,098

Current portion of finance lease obligations	18,334,052	26,589,017
Current portion of deferred finance fees	(704,653)	(739,817)
Non-current portion of finance lease obligations	214,374,423	218,985,447
Non-current portion of deferred finance fees	(3,133,759)	(3,358,549)
Total finance lease obligations	228,870,063	241,476,098
Amount receivable in respect of finance leases	(2,880,000)	(2,880,000)
Net finance lease obligations	225,990,063	238,596,098

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and March 31, 2018

(Expressed in U.S. Dollars, unless otherwise stated)

3.	Finance leases (continued)

The future minimum lease payments required under the finance leases as at March 31, 2019, were as follows:

As at
Mar 31, 2019
2019	20,384,641
2020	26,868,097
2021	26,523,339
2022	26,470,805
2023	38,028,900
2024 - 2030	140,757,800
Total minimum lease payments	279,033,582
Less amounts representing interest and deferred finance fees	(50,163,519)
Net minimum lease payments	228,870,063
Amount receivable in respect of finance leases	(2,880,000)
Adjusted net minimum lease payments	225,990,063

River Hudson LLC

On December 22, 2016, one of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Seatrader. The facility was drawn down in December 2016. Repayments on the lease are made on a monthly basis and include principal and interest. The finance lease is scheduled to expire in 2021 and includes a mandatory purchase obligation for Ardmore to repurchase the vessel, as well as a purchase option exercisable by Ardmore, which Ardmore could elect to exercise at an earlier date. On January 2, 2019, Ardmore exercised the purchase option and repaid the facility in full.

Japanese Leases No. 1 and 2

On May 30, 2017, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Sealeader and Ardmore Sealifter, with JPV No. 7 and JPV No. 8, respectively. The facility was drawn down in May 2017. Repayments on the leases are made on a monthly basis and include principal and interest. The finance leases are scheduled to expire in 2023 and include purchase options exercisable by Ardmore. As part of the lease arrangement, Ardmore provided the purchasers with $2.9 million in the aggregate which shall be repaid at the end of the lease period, or upon the exercise of any of the purchase options. This amount is included as a receivable within ‘Other non-current assets, net’ in the consolidated balance sheet, with the associated finance lease liability presented gross of the $2.9 million.

Japanese Lease No. 3

On January 30, 2018, one of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Sealancer with Neil Co., Ltd. The facility was drawn down in January 2018. Repayments on the lease are made on a monthly basis and include principal and interest. The finance lease is scheduled to expire in 2024 and includes purchase options exercisable by Ardmore. As part of the lease arrangement, Ardmore provided the purchaser with $1.4 million in the aggregate which shall be repaid at the end of the lease period, or upon the exercise of any of the purchase options. This amount has been offset against the finance lease liability in the consolidated balance sheet, with the associated finance lease liability presented net of the $1.4 million.

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and March 31, 2018

(Expressed in U.S. Dollars, unless otherwise stated)

3.	Finance leases (continued)

CMBFL Leases No. 1 to 4

On June 26, 2018, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Endurance and Ardmore Enterprise, respectively, with CMB Financial Leasing Co., Ltd (“CMBFL”). The facility was drawn down in June 2018. Interest is calculated at a rate of LIBOR plus 3.10%. Principal repayments on the leases are made on a quarterly basis. The finance leases are scheduled to expire in 2025 and include a mandatory purchase obligation for Ardmore to repurchase the vessels, as well as purchase options exercisable by Ardmore, which Ardmore could elect to exercise at an earlier date.

On October 25, 2018, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Encounter and Ardmore Explorer, respectively, with CMBFL. The facility was drawn down in October 2018. Interest is calculated at a rate of LIBOR plus 3.00%. Principal repayments on the leases are made on a quarterly basis. The finance leases are scheduled to expire in 2025 and include a mandatory purchase obligation for Ardmore to repurchase the vessels, as well as purchase options exercisable by Ardmore, which Ardmore could elect to exercise at an earlier date.

Ocean Yield ASA

On October 25, 2018, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement) of the Ardmore Dauntless and Ardmore Defender, respectively with Ocean Yield ASA. The facility was drawn down in October 2018. Interest is calculated at a rate of LIBOR plus 4.50%. Principal repayments on the leases are made on a monthly basis. The finance leases are scheduled to expire in 2030 and include a mandatory purchase obligation for Ardmore to repurchase the vessels, as well as purchase options exercisable by Ardmore, which Ardmore could elect to exercise at an earlier date.

Japanese Lease No. 4

On November 30, 2018, one of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement), with Rich Ocean Shipping of the Ardmore Engineer. The facility was drawn down in December 2018. Interest is calculated at a rate of LIBOR plus 3.20%. Principal repayments on the leases are made on a monthly basis. The finance leases are scheduled to expire in 2029 and include a mandatory purchase obligation for Ardmore to repurchase the vessel, as well as purchase options exercisable by Ardmore, which Ardmore could elect to exercise at an earlier date.

China Huarong Leases

On November 30, 2018, two of ASC’s subsidiaries entered into an agreement for the sale and leaseback (under a finance lease arrangement), of the Ardmore Seavanguard and Ardmore Exporter, respectively, with China Huarong Financial Leasing Co., Ltd (“China Huarong”). The facility was drawn down in December 2018. Interest is calculated at a rate of LIBOR plus 3.50%. Principal repayments on the leases are made on a quarterly basis. The finance leases are scheduled to expire in 2025 and include a mandatory purchase obligation for Ardmore to repurchase the vessels, as well as purchase options exercisable by Ardmore, which Ardmore could elect to exercise at an earlier date.

Finance leases financial covenants

Some of Ardmore’s existing finance lease facilities include financial covenants which are consistent with, or no more onerous than, ASC’s long-term debt financial covenants described in Note 2. The Company was in full compliance with all of its finance lease covenants as of March 31, 2019 and 2018.

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and March 31, 2018

(Expressed in U.S. Dollars, unless otherwise stated)

4.	Operating leases

4.1.	Operating leases – spot charter

For those spot charters that the Company has determined are operating leases, the term of the lease is always less than one year. The lease payments to be received for ongoing charters at March 31, 2019 relate to outstanding freight and demurrage revenue expected to be received in the coming months. Therefore, the disclosure of the maturity analysis of lease payments required by ASC 842, Leases, is limited to one year. For those ongoing charters at March 31, 2019, the outstanding lease payments to be received by the Company as at March 31, 2019 amounted to $21.5 million.

4.2.	Operating leases – office rent

On January 1, 2018 Ardmore adopted ASC 842, Leases which requires lessees to recognize on their balance sheet a right of use asset and a corresponding liability in respect of all material lease contracts. The discount rate used is the incremental cost of borrowing. The weighted average remaining term of the Company’s office leases as of March 31, 2019 was 6.4 years.

The liabilities described below are for the Company’s offices in Cork, Ireland, Singapore, Bermuda and Houston, Texas and are denominated in various currencies. Under ASC 842, the right of use asset is a nonmonetary asset and is remeasured into the Company’s reporting currency of the US Dollar using the exchange rate for the applicable currency as at the adoption date of ASC 842. The operating lease liability is a monetary liability and is remeasured quarterly using the current foreign exchange rates. The difference in measurement between the right of use asset and lease liability is included in general and administrative expenses in the consolidated statement of operations.

	As at
	Mar 31, 2019	Dec 31, 2018
Operating lease, right of use asset	2,051,985	2,169,158
Total operating leases, right of use asset	2,051,985	2,169,158

Current portion of operating lease obligations	452,617	477,147
Non-current portion of operating lease obligations	1,362,066	1,491,507
Total operating leases obligations	1,814,683	1,968,654

	Three months ended
	Mar 31, 2019	Mar 31, 2018
Foreign exchange on operating leases	(36,799)	-
Total foreign exchange on operating leases	(36,799)	-

As of March 31, 2019, the Company had the following undiscounted operating lease commitments:

	2019(1)	2020	2021	2022	2023	2024-2026
Office space	387,622	339,772	296,499	303,198	309,341	689,727
	387,622	339,772	296,499	303,198	309,341	689,727

(1)	Nine-month period ending December 31, 2019.

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and March 31, 2018

(Expressed in U.S. Dollars, unless otherwise stated)

5.	Sale of vessel

In February 2019, Ardmore agreed to terms for the sale of the Ardmore Seamaster. Effective February 1, 2019, Ardmore reclassified the vessel as held for sale and ceased to depreciate the vessel. Ardmore repaid the outstanding debt facility on the vessel in February 2019. The sales price for the vessel was $9.7 million, resulting in a net loss of $6.6 million when the vessel delivered to the buyer in February 2019.

The net loss on the sale of vessel for the three months ended March 31, 2019 is calculated as follows:

Seamaster
Sales proceeds	9,700,000
Net book value of vessel	(15,979,901)
Sales related costs	(223,178)
Debt termination costs and related finance fees	(66,684)
Net loss on sale of vessel	(6,569,763)

6.	Other non-current assets, net

	As at
	Mar 31, 2019	Dec 31, 2018
Amount receivable in respect of finance leases	2,880,000	2,880,000
Equipment, fixtures & fittings	657,367	669,511
	3,537,367	3,549,511

Amount receivable in respect of finance leases is accounted for at amortized cost.

7.	Interest expense and finance costs

	Three months ended
	Mar 31, 2019	Mar 31, 2018
Interest incurred	6,442,772	5,109,737
Amortization of deferred finance fees	514,888	592,254
	6,957,660	5,701,991

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and March 31, 2018

(Expressed in U.S. Dollars, unless otherwise stated)

8.	Stock appreciation rights (SARs)

As at March 31, 2019, ASC had granted 2,550,762 stock appreciation rights (SARs) (inclusive of 5,779 forfeited SARs) to certain of its officers and directors under its 2013 Equity Incentive Plan. Under a SAR award, the grantee is entitled to receive the appreciation of a share of ASC’s common stock following the grant of the award. Each SAR provides for a payment of an amount equal to the excess, if any, of the fair market value of a share of ASC’s common stock at the time of exercise of the SAR over the per share exercise price of the SAR, multiplied by the number of shares for which the SAR is then exercised. Payment under the SAR will be made in the form of shares of ASC’s common stock, based on the fair market value of a share of ASC’s common stock at the time of exercise of the SAR.

On April 4, 2018 ASC cancelled the 1,078,125 SARs awarded on August 1, 2013 (the IPO SARs), which had a per share exercise price significantly in excess of the current fair market value of a share of ASC’s common stock and replaced the IPO SARs with new awards of 1,719,733 SARs (the New SARs) that will vest in three equal tranches. The New SARs have a contractual term of seven years and provide for certain dividend equivalent rights. The New SARs were valued using the Black-Scholes model.

On March 7, 2019 ASC granted 560,000 SARs that will vest in three equal tranches. The SARs were valued using the Black Scholes model.

The SAR awards granted prior to the 2018 award contained a market condition whereby, in no event will the appreciation per share for any portion of the SAR award be deemed to exceed four times (i.e. 400%) the per share exercise price of the SAR. The market condition does not apply after July 31, 2016. The SAR awards with a market condition were valued by applying a model based on the Monte Carlo simulation. The model inputs were the grant price, dividend yield based on the initial intended dividend set out by the Company, a risk-free rate of return equal to the zero-coupon U.S. Treasury bill commensurate with the contractual terms of the SARs and expected volatility based on the average of the most recent historical volatilities in the Company’s peer group. Both the Monte-Carlo simulation and Black-Scholes model rely on the same underlying financial theory.

A summary of awards, simulation inputs, outputs and valuation methodology is as follows:

Model Inputs
Grant Date	SARs Awarded	Exercise Price	Vesting Period	Grant Price	Dividend Yield	Risk-free rate of Return	Expected Volatility	Weighted Average Fair Value @ grant date	Average Expected Exercise Life	Valuation Method
12-Mar-14	22,118	$13.66	3 yrs	$13.66	2.93%	2.06%	56.31%	$4.17	4.6 - 5.0 yrs	Monte Carlo
01-Sep-14	5,595	$13.91	3 yrs	$13.91	2.88%	2.20%	53.60%	$4.20	4.5 - 5.0 yrs	Monte Carlo
06-Mar-15	37,797	$10.25	3 yrs	$10.25	3.90%	1.90%	61.38%	$2.98	4.2 - 5.0 yrs	Monte Carlo
15-Jan-16	205,519	$9.20	3 yrs	$9.20	6.63%	1.79%	58.09%	$2.20	4.0 - 5.0 yrs	Monte Carlo
04-Apr-18	1,719,733	$7.40	3 yrs	$7.40	0%	2.51%	40.59%	$2.67	4.25 yrs	Black Scholes
07-Mar-19	560,000	$5.10	3 yrs	$5.10	0%	2.43%	43.65%	$2.00	4.5 yrs	Black Scholes

The cost of each tranche of SARs is being recognized by the Company on a straight-line basis. The recognition of share-based compensation costs related to the tranches that vested before July 31, 2016 would have been accelerated if the market condition had been met and the requisite service period had been completed. The Company’s policy for issuing shares upon the exercise, if any, of the SARs is to register and issue new common shares to the grantee. Changes in the SARs for the period ended March 31, 2019 are set forth below:

	No. of Units	Weighted average exercise price
Balance as at January 1, 2019	1,984,983	$7.72
SARs granted during the three months ended March 31, 2019	560,000	$5.10
Balance as at March 31, 2019 (none of which are exercisable or convertible)	2,544,983	$7.15

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and March 31, 2018

(Expressed in U.S. Dollars, unless otherwise stated)

8.	Stock appreciation rights (SARs) (continued)

The total cost related to non-vested awards expected to be recognized through 2022 is set forth below:

Period	TOTAL
2019	1,496,171
2020	1,262,129
2021	373,333
2022	62,222
3,193,855

9.	Restricted stock units (RSUs)

On January 2, 2019, ASC granted 176,659 restricted stock units (RSUs) to certain of its officers that will vest in two equal annual tranches. On March 7, 2019 ASC granted 86,210 RSUs to certain of its officers that will vest in three equal annual tranches. Under an RSU award, the grantee is entitled to receive a share of ASC’s common stock for each RSU at the end of the vesting period. Payment under the RSU will be made in the form of shares of ASC’s common stock. The cost of RSUs will be recognized by the Company on a straight-line basis over the vesting period. The Company’s policy for issuing shares upon the vesting of the RSUs is to register and issue new common shares to the grantee.

Changes in the RSUs for the period ended March 31, 2019 is set forth below:

	No. of Units	Weighted average fair value at grant date
Balance as at January 1, 2019	-	-
RSUs granted during the three months ended March 31, 2019	262,869	$4.79
Balance as at March 31, 2019 (none of which are vested)	262,869	$4.79

The total cost related to non-vested awards expected to be recognized through 2022 is set forth below:

Period	TOTAL
2019	531,980
2020	556,406
2021	146,557
2022	24,426
1,259,369

10.	Subsequent events

There have been no significant events subsequent to March 31, 2019 that require adjustment to or disclosure in the financial statements.